Letter Agreement

To:

Adirondack Funds

2390 Western Avenue

Guilderland, NY 12084

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Adirondack Small Cap Fund (the “Fund”) pursuant to a Management Agreement dated as of April 17, 2005 (the “Agreement”).

Effective August 1, 2016 until August 1, 2017, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs, borrowing costs (such as interest and dividends on securities sold short), taxes, extraordinary expenses, and costs of acquired funds) at 1.48% of its average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, ADIRONDACK RESEARCH AND MANAGEMENT, INC. By: /s/ Matthew P. Reiner Name: Matthew P. Reiner Title: Chief Financial Officer

Acceptance

The foregoing Agreement is hereby accepted.

ADIRONDACK FUNDS By: /s/ Matthew P. Reiner Name: Matthew P. Reiner Title: Treasurer